AB 3/26

SEC Mail Processing Section
SEC Mail Processing Section
FEB 29 2012
Washington, DC
121
Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd, Suite 2100
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ricardo Perusquia (713) 968-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thorton LLP
(Name – *if individual, state last, first, middle name*)

2700 Three Allen Center, 333 Clay Street	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its posse

[redacted]

12012181

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Ricardo Perusquia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA GARZA
MY COMMISSION EXPIRES
AUGUST 28, 2012

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Global Financial Services, L.L.C.

For the Year Ended December 31, 2011

Contents

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Global Financial Services, LLC

We have audited the accompanying statement of financial condition of Global Financial Services, LLC (a Texas limited liability company) (a majority owned subsidiary of The Edelman Financial Group, Inc.) (the "Company") as of December 31, 2011 and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Grant Thornton LLP

Houston, Texas
February 28, 2012

Global Financial Services, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,697
Receivable from clearing organization		264
Receivable from members		179
Deposit with clearing organization		1,000
Furniture, equipment, and leasehold improvements, net		206
Other assets		162
	$	3,508

Liabilities and Members' Equity

Liabilities:		
Sales commissions and bonuses payable	$	436
Accounts payable and accrued liabilities		115
State income taxes payable		177
Deferred rent		76
Total liabilities		804
Members' equity		2,704
	$	3,508

The accompanying notes are an integral part of this statement.

Global Financial Services, L.L.C.

STATEMENT OF INCOME
For the Year Ended December 31, 2011
(Dollars in thousands)

Revenue:		
Commissions	$	5,570
Principal transactions, net		11,988
Interest and dividends		593
Other income		896
Total revenue		19,047
Expenses:		
Employee compensation and benefits		10,656
Communications and data processing		1,518
Occupancy		368
Clearing and execution fees		10
Other		560
Total expenses		13,112
Net income before income taxes		5,935
Provision for state income taxes		(99)
Net income	$	6,034

The accompanying notes are an integral part of this statement.

Global Financial Services, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2011
(Dollars in thousands)

Balance, December 31, 2010	$	1,149
Net income		6,034
Distributions to members		(4,479)
Balance, December 31, 2011	$	2,704

The accompanying notes are an integral part of this statement.

Global Financial Services, L.L.C.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011
(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	6,034
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		159
Loss on the disposal of assets		3
Changes in operating assets and liabilities:		
Decrease in receivable from clearing organization		124
Increase in other assets		(152)
Decrease in sales commissions and bonuses payable		(184)
Decrease in accounts payable and accrued liabilities		(292)
Decrease in state income taxes payable		(128)
Decrease in deferred rent		(42)
Net cash provided by operating activities		5,522
Cash flows from investing activities:		
Capital expenditures		(21)
Receivable from members		(167)
Net cash used by investing activities		(188)
Cash flows from financing activities:		
Distributions to members		(4,479)
Net cash used by financing activities		(4,479)
Net increase in cash and cash equivalents		855
Beginning cash and cash equivalents		842
Ending cash and cash equivalents	$	1,697
Supplemental disclosures:		
Cash paid for:		
Interest	$	4
Income taxes	$	29

The accompanying notes are an integral part of this statement.

Global Financial Services, L.L.C.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – DESCRIPTION OF THE COMPANY AND ITS BUSINESS

Global Financial Services, L.L.C. (the "Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to his capital account balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, J.P. Morgan Clearing Corp. under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association.

Sale of Interest in the Company

On December 31, 2010, The Edelman Financial Group Inc. ("TEFG") purchased a 48.7% capital interest and a 50.1% profits interest in the Company and a 50.1% capital and profits interest in GFS Advisors, LLC, an affiliated investment advisor (the Company and GFS Advisors, LLC are hereinafter referred to collectively as "GFS"). The acquisition was made pursuant to the terms of a Purchase Agreement dated as of November 26, 2010, among TEFG and Robert C.A. Benjamin, Gerardo A. Chapa and Ricardo Perusquia ("GFS members").

The initial consideration for the GFS purchase was $18.0 million, of which $15.0 million was paid in cash and $3.0 million was paid in shares of TEFG common stock. The initial consideration is subject to upward adjustment by a maximum amount of $4.5 million based on GFS achieving EBITDA in 2011 and/or 2012 in excess of $5.0 million, and further upward adjustment based on the compounded annual growth rate of GFS' EBITDA achieved, for a maximum of $9.6 million if the top tier thresholds are achieved every year. In addition, GFS members and TEFG agreed that GFS would retain at least $181,000 of cash balances as of December 31, 2010 for GFS to use for operations in 2011. After all December 31, 2010 payables and receivables were settled in 2011, all cash above $181,000 at December 31, 2010 was distributed to GFS members in 2011.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents. Demand balances with the Company's clearing broker/dealer have been classified as "Cash and cash equivalents" in the financial statement.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value as determined by market quotations. There were no securities owned or securities sold, not yet purchased at December 31, 2011.

4. Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

5. Revenue Recognition

Securities transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. Commissions are recorded on a trade date basis as securities transactions occur.

6. Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the individual members. The financial statements reflect a liability and provision for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

7. New Authoritative Accounting Guidance

ASU No. 2011-02, Receivables (Accounting Standards Codification ("ASC") Topic 310) – A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring, amends *Accounting Standards Update ("ASU") No. 2011-01, Receivables (Topic 310) - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The FASB issued ASU 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, which temporarily defers the date when public-entity creditors are required to provide the new disclosures for troubled debt restructurings in ASU 2010-20. That deferral ended when the FASB issued ASU 2011-02 to clarify what constitutes a troubled debt restructuring. The deferral in ASU 2011-01 does not affect the effective date of the other disclosure requirements in ASU 2010-20. The

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

requirements within ASU 2011-02 are to be applied retrospectively for annual periods ending on or after December 15, 2012, to restructurings occurring on or after the beginning of the fiscal year of adoption, or 2012 for the Company. The Company does not expect a material impact on the Company's financial statements, upon implementation.

ASU No. 2011-03, Transfer and Servicing (ASC Topic 860) –. Reconsideration of Effective Control for Repurchase Agreements. The FASB issued accounting guidance that removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity or sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The Company does not expect a material impact on the Company's financial statements, upon implementation.

ASU No. 2011-04, Fair Value Measurement (ASC Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provides guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The amendments are effective January 1, 2012 and will be applied prospectively. The Company does not expect a material impact on the Company's financial statements.

ASU No. 2011-05, Comprehensive Income (Topic 220) – Presentation of Comprehensive Income. ASU 2011-05 changes the presentation of Accumulated Other Comprehensive Income to no longer permit presentation on the statement of stockholders equity, but must be presented on the income statement, with the other comprehensive income items shown and total comprehensive income. Companies also have the option to present comprehensive income on a separate statement. The guidance is effective in interim and annual periods, beginning January 1, 2012, and will be applied prospectively. The Company does not expect a material impact on the Company's financial statements.

ASU No. 2011-08, Testing Goodwill for Impairment (Topic 350) – Intangibles – Goodwill and Other, ASU 2011-08 simplified the current two-step goodwill impairment test previously required by ASC 350-20, by permitting entities to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the goodwill impairment test; otherwise, no further impairment test would be required. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal periods beginning after December 15, 2011. All entities have the option to early adopt the amended guidance. We do not expect our adoption of this new guidance in 2012 to have any impact on our financial position or results of operations.

NOTE C – DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. At December 31, 2011, the receivable from clearing organization was $264,000. Receivable from clearing organization represent settlements from the month of December 2011. Such amounts are normally collected within ten days after month end.

NOTE D – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2011 consist of the following (in thousands):

	Costs
Furniture and fixtures	$ 119
Office equipment	184
Leasehold improvements	736
	1,039
Less: accumulated depreciation and amortization	(833)
	$ 206

Depreciation and amortization expense aggregated $159,000 in 2011.

NOTE E – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2011, the Company had net capital of approximately $2.2 million and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE G – LEASE AND CONTRACTUAL OBLIGATIONS

The Company leases office facilities under a noncancelable operating lease expiring July 2013. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows (in thousands):

Year ending December 31,		
2012	$	247
2013		144
	$	391

Rent expense relating to office facilities was approximately $192,000 for the year ended December 31, 2011.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2011. The Company is required to maintain certain cash or securities on deposit with the clearing broker. Deposits with the clearing broker organization were $1.0 million at December 31, 2011.

NOTE H – EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions up to the maximum allowed by law which was generally $16,500 for 2011. The Company makes discretionary contributions to the Plan which vest immediately. The Company's contributions to the Plan for the year ended December 31, 2011 were $34,000.

NOTE I – STATE INCOME TAXES

The provision (benefit) for state income taxes consists of the following for the year ended December 31, 2011 (in thousands):

Current state income taxes	$	40
Changes in unrecognized income tax provision, including penalties and interest of $37		(139)
	$	(99)

State income tax liabilities consist of the following at December 31, 2011:

State income taxes	$	156
Penalties and interest		21
	$	177

Texas state tax returns are generally subject to examination over the statute of limitations, generally four years from the date of filing.

NOTE J – CONCENTRATIONS AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company's customer base consists of individuals and entities located outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

NOTE L – MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of interests authorized, issued and outstanding.

NOTE M – RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs, however, none of the Company's overhead expenses are charged to the affiliate. Amounts due of approximately $156,000 from such affiliate are included in Receivable from members in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

NOTE N – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE O – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2012 and is not aware of any events which would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED

DECEMBER 31, 2011

Global Financial Services, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011
(Dollars in thousands)

Computation of Net Capital				
Total ownership equity qualified for net capital			$	2,704
Deductions and/or charges				
Non-allowable assets:				
Receivable from members	$	179		
Furniture, equipment, and leasehold improvements, net		206		
Other assets		162		547
Net capital			$	2,157
Aggregate Indebtedness				
Items included in statement of financial condition				
Commissions payable			$	386
Sales commissions and bonuses payable				50
Accounts payable and accrued expenses				115
State income taxes payable				177
Deferred rent				76
Total aggregate indebtedness			$	804
Computation of Basic Net Capital Requirement				
Minimum net capital required (6 2/3% of total aggregate indebtedness)			$	54
Minimum dollar net capital requirement of reporting broker or dealer			$	100
Minimum net capital requirement (greater of two minimum requirement amounts)			$	100
Net capital in excess of minimum required			$	2,057
Excess net capital at 1000%			$	2,037
Ratio: Aggregate indebtedness to net capital				0.37

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2011.

Global Financial Services, L.L.C.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: JPMorgan Clearing Corp.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Global Financial Services, LLC

In planning and performing our audit of the financial statements of Global Financial Services, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute

Grant Thornton

Board of Directors
Global Financial services, LLC
Page 2

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists in internal control when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28, 2012

Grant Thornton

Form SIPC-7 Opinion

Global Financial Services, LLC

For the Year Ended December 31, 2011

Form SIPC-7 Opinion

Global Financial Services, LLC

For the Year Ended December 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168

T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on the SIPC Annual Assessment Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Global Financial services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Global Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Global Financial Services, LLC's management is responsible for Global Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046866 FINRA DEC
GLOBAL FINANCIAL SERVICES LLC 21*21
1330 POST OAK BLVD STE 2100
HOUSTON TX 77056-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cindy Burnette (713) 993-4690

2. A. General Assessment (item 2e from page 2) $ 42,955.76

B. Less payment made with SIPC-6 filed (exclude interest) (18,935.00)

July 28, 2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 24,020.76

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 24,020.76

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 24,020.76

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Financial Services, L.L.C.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,046,642
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	16,090
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,129,590
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	481,377
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,523	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 237,281	
Enter the greater of line (i) or (ii)	237,281
Total deductions	1,864,337
2d. SIPC Net Operating Revenues	$ 17,182,306
2e. General Assessment @ .0025	$ 42,955.76 (to page 1, line 2.A.)

Grant Thornton